Exhibit 99.1

FOR RELEASE August 21, 2018

China Biologic Announces Receipt of Competing Non-Binding Acquisition Proposal

BEIJING, China — August 21, 2018 — China Biologic Products Holdings, Inc. (NASDAQ: CBPO) (“China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that its board of directors (the “Board”) has received an unsolicited, preliminary non-binding proposal letter from a consortium (the “Consortium”) consisting of Feng Tai Global Limited, a company beneficially owned by Mr. David (Xiaoying) Gao, the former Chairman and CEO of the Company, GL Sandrose Investment L.P., World Investments Limited and CDH Utopia Limited to acquire all of the outstanding shares of the Company not already owned by the Consortium for US$118 per share in cash (the “Consortium Proposal”). A copy of the proposal letter from the Consortium is attached hereto as Annex A. The Company previously announced its receipt of the unsolicited, preliminary non-binding proposal letter from CCRE Holdings Limited to acquire all of the outstanding shares of the Company for US$110 per share in cash (the “CITIC Proposal”).

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that the Board is reviewing and evaluating the Consortium Proposal and the CITIC Proposal and no decisions have been made with respect to the Company’s response to the Consortium Proposal or the CITIC Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Consortium Proposal, the CITIC Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, those risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com

Annex A – Proposal Letter from the Consortium

August 17, 2018

The Board of Directors

China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building

19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

Dear Members of the Board of Directors:

Feng Tai Global Limited, a company beneficially owned by Mr. David (Xiaoying) Gao (“Mr. Gao”), GL Sandrose Investment L.P., a limited partnership controlled and managed by GL Capital Group (“GL Capital”), World Investments Limited, a company controlled and managed by Bank of China Group Investment Limited (“BOCGI”), and CDH Utopia Limited, a company controlled and managed by CDH Investments (“CDH”, together with Mr. Gao, GL Capital and BOCGI, the “Consortium”, “we” or “us”), are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all the outstanding ordinary shares of China Biologic Products Holdings, Inc. (the “Company”) that are not already held by the members of the Consortium (the “Acquisition”).

We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns while ensuring long term growth and continued investment in the Company’s business. Subject to the Company’s agreement to redeem its rights plan, we would also welcome any shareholders who are interested in joining our effort. Key terms of our Proposal include:

1.           Consortium. Members of the Consortium intend to form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work exclusively within the framework of the Consortium in pursuing the Acquisition.

2.           Purchase Price. The consideration payable for each ordinary share of the Company is proposed to be $118 per ordinary share in cash (in each case other than those ordinary shares held by the members of the Consortium). Our proposal represents a premium of approximately 30% to the Company’s closing price on August 16, 2018, and a premium of approximately 40% to the closing price as of June 8, 2018, the last trading day before the publication of the offer submitted to the Board of the Company by CITIC Capital Holdings Limited.

3.           Funding. We intend to finance the Acquisition with a combination of debt and equity capital. We have engaged Goldman Sachs (Asia) LLC (“Goldman Sachs”) to act as our financial advisor and to arrange the senior secured debt financing. We have received from Goldman Sachs a highly confident letter dated the date hereof indicating that Goldman Sachs is highly confident of its ability to fully underwrite a senior secured credit facility for the Acquisition as sole lead arranger, sole bookrunner and sole syndication agent. Equity financing would be provided from and arranged by the members of the Consortium.

4.           Process; Due Diligence. We believe that the Acquisition will provide superior value to the Company’s shareholders. We trust that the Company’s Board of Directors will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our U.S. legal counsel and Conyers, Dill & Pearman as our Cayman Islands legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements. We believe that with the right cooperation from the Company and its Board, we would be able to enter into Definitive Agreements within four (4) weeks from the start of the discussions.

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5.           Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions while conducting our due diligence process. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.           Confidentiality. Although we would have preferred to keep our Proposal strictly private, certain members of the Consortium will have to file with the SEC a Schedule 13D within ten (10) calendar days of the date hereof. That filing will, as required by law, need to disclose this letter and the formation of the Consortium as a buyer group. Assuming we are working together in good faith towards the Definitive Agreements, we would be pleased to coordinate a joint press release to be issued at or prior to the time of the Consortium’s SEC filing.

7.           Business and Operations of the Company. The members of the Consortium remain committed to continuing and building on the track record of the Company as the leading plasma player in China. Through future investments in research and development and in the infrastructure, we plan not only to deliver significant returns to investors, but importantly contribute to the improved care for patients in China.

8.           Management. It is our belief that in order to deliver on our commitments of growth, we will need and seek continued support from the Company’s current management team. To that end, we would like the management team to remain meaningful shareholders in the business and we would plan, at the appropriate time, to engage in relevant discussions with them.

9.           About Mr. Gao. Mr. Gao served as the Chairman and CEO of the Company from March and May 2012 to July 2018. During Mr. Gao’s tenure at the Company, the market capitalization of the Company grew from around $250 million to more than $3 billion, with diluted EPS growing from $0.37 in 2011 before he took the office to $2.38 in 2017, representing a CAGR of 36%. Before joining the Company, Mr. Gao served in various senior executive positions in private and public companies in pharmaceutical and other industries, including the CEO of BMP Sunstone Corporation (NASDAQ: BJGP), the Chairman of the Board of Directors at BMP China, the President and CEO of Abacus Investments Ltd., a private wealth management company, and various executive positions at Motorola, Inc.

10.         About GL Capital. GL Capital is a Greater China healthcare-focused, value-driven investment management group. Since inception in 2010, GL Capital has developed a reputation as the partner-of-choice for leading healthcare companies and demonstrated capability to add value to its portfolio companies.

11.         About BOCGI. BOCGI is the principal direct investment platform of Bank of China. Established in 1984, BOCGI has made extensive investment in various sectors benefiting from China’s economic growth.

12.         About CDH. Established in 2002, CDH is a leading China-focused alternative asset manager with approximately US$19 billion of assets under management. Since inception, CDH has invested in more than 200 companies and has helped more than 60 companies successfully list on international and China's domestic stock exchanges.

13.         No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

14.         Next Steps. We are ready to move rapidly to complete the proposed Acquisition and are available to answer any questions regarding our Proposal. We would like to receive a response to our Proposal from the Company’s Board by August 27, 2018.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

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Sincerely,

FENG TAI GLOBAL LIMITED

By:	/s/ David (Xiaoying) Gao
Name:	David (Xiaoying) Gao
Title:	Director

GL SANDROSE INVESTMENT L.P.

By:	/s/ Shirley Lin
Name:	Shirley Lin
Title:	Authorized Representative

WORLD INVESTMENTS LIMITED

By:	/s/ Han Li
Name:	Han Li
Title:	Authorized Representative

CDH UTOPIA LIMITED

By:	/s/ Shuge Jiao
Name:	Shuge Jiao
Title:	CEO